June 25, 2026

Matthew Liotta
Chief Executive Officer
Volato Group, Inc.
1954 Airport Road
Suite 124
Chamblee, GA 30341

        Re: Volato Group, Inc.
            Registration Statement on Form S-3
            Filed June 18, 2026
            File No. 333-296918
Dear Matthew Liotta:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Michael Purcell at 202-551-5351 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:    Hallie Heath